ADVANTEST CORPORATION
Shin-Marunouchi Center Building,
1-6-2 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Phone: +81-3-3214-7500 Facsimile: +81-3-3214-7711

August 16, 2010
Mr. Brian R. Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546
U.S.A.

Re:	Advantest Corporation Form 20-F for the fiscal year ended March 31, 2010 Filed on June 25, 2010 File No. 001-15236

Dear Mr. Cascio:

Advantest Corporation (the “Company”) hereby submits the responses of the Company to your letter dated July 29, 2010 (the “Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2010, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2010.

Set forth below is our response to your comments.  To assist you in the reviewing process, we have preceded each response with a copy (in bold type) of the comment as stated in the Comment Letter.

Form 20-F for the Fiscal Year Ended March 31, 2010

Item 18. Financial Statements

Note 1(d) Short-term Investments, page F-9

1.
We see that your balance sheet includes short-term investment securities classified as current assets.  Please tell us how you concluded it is appropriate to exclude those investments from the disclosures about investment securities presented in Note 7.  In that regard, please explain how your disclosures about the short-term investment securities consider the guidance from FASB ASC 320-10-50.

The Company’s Response

Short-term investments as of March 31, 2009 and 2010 consist of time deposits and Japanese money trusts with fixed maturities of generally between 90 days and 120 days.  The time deposits are financial instruments that have fixed maturities, restriction on early redemption and are not negotiable.  Therefore, the time deposits are not investment securities that are within the scope of FASB ASC 320-10-50, and they were excluded from the disclosures regarding investment securities presented in Note 7.
The Japanese money trusts are also financial instruments that have fixed maturities, restriction on early redemption and are not negotiable.  Considering the term, restriction on early redemption and fixed interest rates, these financial instruments are similar to time deposits.  Advantest uses this type of financial instrument interchangeably with time deposits.  As such, Advantest reported them as part of short-term investments, and did not include them in the disclosures regarding investment securities in Note 7.
Advantest intends to enhance its disclosures regarding the nature of investments included in short-term investments in future filings as follows:

Note (1) Description of Business and Summary of Significant Accounting Policies and Practices
(d)	Short-term investments
All highly liquid investments with maturities greater than three months at the date of purchase are classified as short-term investments and are carried at cost.  The short-term investments as of March 31, 2009 and 2010 consist of time deposits and Japanese money trusts with fixed interest rates and fixed maturities of generally three to four months with restrictions on early redemption.

2.
As a related matter, please tell us how you concluded it is appropriate to exclude short-term investments from the fair value disclosures provided under FASB ASC 820-10-50.  In that regard, please tell us whether the short-term investments are classified as held to maturity, available for sale or held for trading under the guidance from FASB Codification Topic 320.

The Company’s Response

As described in its response to the first comment, Advantest believes that its short-term investments are not within the scope of FASB ASC 320-10-50 and, therefore, none of the classifications under FASB ASC 320-10-50 applies.  Based on the nature of Advantest’s short-term investments, they were measured at cost instead of fair values.  As such, those investments were excluded from the fair value disclosures under FASB ASC 820-10-50.  Advantest disclosed in Note 9 that the carrying amount of those short-term investments approximate fair value because of the short maturity of those instruments.

3.
We also note that for cash flow statement purposes you present changes in short-term investments in terms of a net increase or decrease.  Please tell us how you evaluated the guidance from FASB ASC 230-10-45-7 through 45-9 in assessing whether cash flows from these instruments should be presented on a gross or net basis.

The Company’s Response

Maturities of short-term investments were generally between 90 and 120 days.  Advantest considered the characteristics of its short-term investments in accordance with FASB ASC

230-10-45-8.  Given that Advantest is in the manufacturing business and considering the relatively quick turnover of its short-term investments, the amounts involved and the short maturities, Advantest concluded that information on net changes during the reporting periods is most meaningful for investors; the gross cash receipts and payments related to them are not necessary to understand Advantest’s investing activities; and, therefore, Advantest presented such short-term investment activity on a net basis in its cash flow statements.

*           *           *

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please do not hesitate to contact me by telephone at +81-3-3214-7500, by fax at +81-3-3214-7711 or by email at haruo.matsuno@advantest.com, or our legal counsel Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Haruo Matsuno
Name:	Haruo Matsuno
Title:	Representative Director,
President and CEO

cc:
Jeanne Bennett (Securities and Exchange Commission)
Gary R. Todd (Securities and Exchange Commission)
Hiroshi Nakamura (Advantest Corporation)
Kiyomi Nakayama (Ernst & Young ShinNihon LLC)
Masahisa Ikeda (Shearman & Sterling LLP)